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                               File No: 069-00395

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A-2
                      Statement by Holding Company Claiming
                 Exemption Under Rule U-3A-2 from the Provisions
                of the Public Utility Holding Company Act of 1935

                      For the Year Ended December 31, 2003

                               DTE ENERGY COMPANY

                                       AND

                              DTE ENTERPRISES, INC.

                                       and

                             MICHCON HOLDINGS, INC.

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Hereby file jointly with the Securities and Exchange Commission (SEC), pursuant to Rule 2, their statement claiming exemptions as holding companies from the provisions of the Public Utility Holding Company Act of 1935 (PUHCA of 1935), and submit the following information:

I. NATURE OF BUSINESS OF CLAIMANTS AND EVERY SUBSIDIARY THEREOF

                          Claimant: DTE Energy Company

DTE Energy Company ("Company" or "DTE") is a Michigan corporation. DTE owns directly and indirectly, two utilities, The Detroit Edison Company ("Detroit Edison") and Michigan Consolidated Gas Company ("MichCon") and non-regulated subsidiaries engaged in energy marketing and trading, energy services, and various other electricity, coal and gas related businesses. The Company's address is 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                         Claimant: DTE Enterprises, Inc.

DTE Enterprises, Inc. ("DTEE") is primarily involved in natural gas production, gathering, processing, transmission, storage, distribution and marketing in the Midwest-to-Northeast corridor. DTEE is organized under the laws of the state of Michigan and has its principal executive offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                        Claimant: MichCon Holdings, Inc.

MICHCON HOLDINGS, INC. is the holding company for MichCon and MichCon Enterprises, Inc. MichCon is a public utility engaged in the distribution and transmission of natural gas in the state of Michigan. MichCon's principal executive offices are located at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MichCon conducts substantially all of its business in the state of Michigan and is subject to the jurisdiction of the Michigan Public Service Commission (MPSC) as to various phases of its operations, including gas sales rates, service, and accounting. MichCon Enterprises, Inc. (a non-regulated affiliate) was formed to engage in non-regulated activities.

     1.   DTE Energy Company

     A. DTE Energy Resources, Inc. ("DTE ER") is a Michigan corporation. DTE ER is a wholly owned subsidiary of the Company with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE ER is engaged in energy services, electric generation, electric and gas marketing and trading and landfill gas projects.

          1. DTE Biomass Energy, Inc. ("DTE Biomass") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE Biomass is a wholly owned subsidiary of DTE ER and is engaged in landfill gas projects.

               a. Belleville Gas Producers, Inc. ("Belleville") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan, 48107. Belleville is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

               b. Birmingham Gas Producers, L.L.C. (1) ("Birmingham"), is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Birmingham is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               c. Coopersville Gas Producers, L.L.C. ("Coopersville"), is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Coopersville is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               d. DTE Arbor Gas Producers, Inc. ("DTE Arbor") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTE Arbor is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

               e. Escambia Gas Producers, Inc., formerly ESCA Gas Producers, Inc., ("Escambia") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. Escambia is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

------------
(1) L.L.C. denotes limited liability company.

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               f.   Fayetteville Gas Producers, L.L.C., formerly Fayetteville
                    Gas Company, L.L.C. ("Fayetteville") is a North Carolina company with offices located at 425 S. Main, Ann Arbor, Michigan 48107. Fayetteville is a wholly owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

               g. Fort Worth Gas Producers, L.L.C. ("Fort Worth") is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Fort Worth is a 50% owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               h. Hillside Gas Producers, L.L.C. ("Hillside") is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Hillside is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               i. Kansas City Gas Producers, L.L.C. ("Kansas City") is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Kansas City is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               j. Lycoming Gas Producers, Inc. ("Lycoming") was a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. Lycoming was a wholly owned subsidiary of DTE Biomass and it was engaged in landfill gas projects. Lycoming was dissolved on January 6, 2003.

               k. Montgomery Gas Producers, L.L.C. ("Montgomery"), is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Montgomery is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               l. Oklahoma Gas Producers, L.L.C. ("Oklahoma"), is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Oklahoma is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               m. Orlando Gas Producers, Inc. ("Orlando"), is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. Orlando is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               n. Phoenix Gas Producers, L.L.C. ("Phoenix"), is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Phoenix is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               o. Plainville Gas Producers, Inc., formerly Sumpter Gas Producers, Inc., ("Plainville") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. Plainville is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               p. Polk Gas Producers, L.L.C. ("Polk") is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Polk is a 99% owned subsidiary of DTE Biomass and it is engaged in landfill gas projects.

               q. RES Power, Inc. ("RES") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. RES is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               r. Riverview Gas Producers, Inc. ("Riverview") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. Riverview is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               s. Roxana Gas Producers, Inc. ("Roxana") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. Roxana is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               t. Sonoma Energy Systems, Inc. ("Sonoma") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. Sonoma is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               u. South Side Gas Producers, L.L.C. ("South Side") is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. South Side is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               v. St. Louis Gas Producers, L.L.C. ("St. Louis") is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. St Louis is a 50% owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

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               w.   Wake Gas Producers, L.L.C. ("Wake") is a North Carolina
                    company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Wake is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               x. Westside Gas Producers, L.L.C. ("Westside") is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Westside is a wholly owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               y. Wichita Gas Producers, L.L.C. ("Wichita"), formerly BES/LES Gas Producers I, L.L.C., is a Michigan company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Wichita is a 90% owned subsidiary of DTE Biomass and is engaged in acquiring rights to, developing, collecting and selling landfill gas and related constituent products.

               z. Winston Gas Producers, L.L.C. ("Winston") is a North Carolina company with offices at 425 S. Main, Ann Arbor, Michigan 48107. Winston is a 99% owned subsidiary of DTE Biomass and is engaged in landfill gas projects.

               aa. Salt Lake Gas Producers, L.L.C. ("Salt Lake") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Salt Lake is a wholly owned subsidiary of DTE Biomass and is engaged in a landfill gas-to-energy project.

               bb. Sunshine Energy Producers, L.L.C. ("Sunshine") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Biomass holds 50% of this entity which is engaged in a landfill gas-to-energy project.

               cc. Pinnacle Gas Producers, L.L.C. ("Pinnacle") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Pinnacle is a wholly owned subsidiary of DTE Biomass and is engaged in a landfill gas-to-energy project.

               dd. Federal Renewable Energy Producers, L.L.C. ("Federal"), formerly Kansas City Energy Producers, LLC, is a Michigan company with offices located at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Biomass holds 50% of this entity which is engaged in a landfill gas-to-energy project.

          2. DTE Energy Trading, Inc., formerly Huron Energy Services, Inc., ("DTE Energy Trading") is a Michigan corporation with offices at 101 N. Main, Ann Arbor, Michigan 48107. DTE Energy Trading is engaged in wholesale and retail energy marketing.

          3. DTE Energy Marketing, Inc., formerly Great Lakes Energy Products, Inc. ("DTE Energy Marketing") was a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Energy Marketing is engaged in retail sales of electricity. DTE Energy Marketing merged with DTE Energy Resources on May 23, 2003.

          4. DTE Generation, Inc. ("DTE Generation") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Generation is a wholly owned subsidiary of DTE ER and is a holding company.

               a. DTE River Rouge, No. 1, LLC ("DTE River") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE River is a wholly owned subsidiary of DTE Generation, Inc. and is involved in a project at River Rouge Power Plant.

          5. DTE Energy Services, Inc., formerly Edison Energy Services, Inc., ("DTE ES") is a Michigan corporation with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE ES is a wholly owned subsidiary of DTE ER and it is engaged in energy services activities.

               a. DTE ES Holdings, Inc. ("DTE ES Holdings") is a Michigan corporation with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE ES Holdings is a wholly owned subsidiary of DTE ES and is a holding company.

                    (1) DTE Indiana Harbor, LLC ("Indiana Harbor") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Indiana Harbor is 75% owned by DTE ES and 25% owned by DTE ES Holdings and is a holding company.

                         a. Indiana Harbor Coke Company LP ("Indiana Harbor Coke Company") is a Delaware limited partnership with offices at 414 S. Main, Ann Arbor, Michigan 48104. Indiana Harbor Coke Company is 5% owned by DTE ES.

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               b.   PCI Enterprises Company ("PCI") is a Michigan corporation
                    with offices at 425 S. Main, Ann Arbor, Michigan 48104. PCI is a wholly owned subsidiary of DTE ES and it operates a pulverized coal facility.

               c. CBC I, L.L.C. ("CBC") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. CBC is a wholly owned subsidiary of DTE ES and is a holding company.

               d. EES Coke Battery, L.L.C. ("EES") is a Michigan company with offices at 414 S. Main, Ann Arbor, Michigan 48104. EES is 50.5% owned by DTE ES and .5% by CBC I, L.L.C. and is engaged in coke supply.

               e. DTE BH Holdings, Inc. ("DTE BH") is a Delaware corporation with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE BH is a wholly owned subsidiary of DTE ES and is a holding company.

                    (1) BH Coke Energy Company, Inc. ("BH Coke") is a Delaware corporation with offices at 414 S. Main, Ann Arbor, Michigan 48104. BH Coke is a wholly owned subsidiary of DTE BH and is a holding company.

                         a. DTE Burns Harbor, L.L.C. ("DTE Burns Harbor") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE Burns Harbor is 38.77% owned by BH Coke and 12.23% owned by DTE BH and operates a coke battery facility.

               f. DTE Sparrows Point Operations, Inc. ("Sparrows Point Operations") is a Michigan corporation with offices at 414
                    S. Main, Ann Arbor, Michigan 48104. Sparrows Point Operations is a wholly owned subsidiary of DTE ES, and is engaged in the operation of pulverized coal injection facilities.

               g. DTE Sparrows Point Holdings, L.L.C. ("Sparrows Point Holdings") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Sparrows Point Holdings is a wholly owned subsidiary of DTE ES, and is a holding company.

               h. DTE Georgetown Holdings, Inc. ("Georgetown Holdings") is a Delaware corporation with offices at 414 S. Main, Ann Arbor, Michigan 48104. Georgetown Holdings is a wholly owned subsidiary of DTE ES, and is a holding company.

               i. DTE Georgetown, L.P. ("Georgetown"), is a Delaware limited partnership with offices at 414 S. Main, Ann Arbor, Michigan 48104. Georgetown is a 99% owned subsidiary of DTE ES and 1% owned by DTE Georgetown Holdings, Inc. and is engaged in the generation of electricity.

               j. DTE Northwind Operations, L.L.C. ("Northwind Operations") is a Michigan company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Northwind Operations is a wholly owned subsidiary of DTE ES and handles the operation and maintenance of Northwind.

               k. DTE Northwind, L.L.C. ("Northwind") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Northwind is a wholly owned subsidiary of DTE ES and operates a chilled water plant.

               l. DTE Sparrows Point, L.L.C. ("Sparrows Point") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Sparrows Point is a wholly owned subsidiary of DTE ES and is engaged in the operation of a pulverized coal injection plant.

               m. DTE Synfuels, L.L.C. ("Synfuels") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Synfuels is a wholly owned subsidiary of DTE ES and is a holding company for synfuels projects.

                    (1) DTE Buckeye Operations, LLC ("Buckeye Operations") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Buckeye Operations is a 41% owned subsidiary of Synfuels and is engaged in synthetic fuel machine operations.

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                    (2)  DTE Synfuel Partners, LLC ("Synfuel Partners") is a
                         Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Synfuel Partners is a wholly owned subsidiary of Synfuels and is a holding company for numerous synthetic fuel manufacturing facilities.

                         a. DTE Smith Branch, LLC ("Smith Branch"), formerly CRC No. 5, LLC, is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Smith Branch is 5% owned by Synfuel Partners, and is engaged in synfuel projects.

                         b. DTE Clover, LLC ("Clover"), formerly CRC No. 6, LLC, is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Clover is 5% owned by Synfuel Partners, and is engaged in synfuel projects.

                         c. DTE IndyCoke, LLC ("IndyCoke"), formerly CRC No. 1, LLC, is a Delaware company with offices at 414
                              S. Main, Ann Arbor, Michigan 48104. IndyCoke is 95% owned by Synfuels and 5% owned by Synfuel Partners, and is engaged in synfuel projects.

                         d. DTE Belews Creek, LLC ("Belews Creek"), formerly CRC No. 3, LLC, is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Belews Creek is 1% owned by Synfuels Partners and is engaged in synfuel projects.

                         e. DTE Utah Synfuels, LLC ("Utah Synfuels"), formerly DTE Kentucky, LLC is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Utah Synfuels is 95% owned by Synfuels and 5% owned by Synfuel Partners, and is engaged in synfuel projects.

                         f. DTE Buckeye, LLC ("Buckeye") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Buckeye is 40% owned by Synfuels and 1% owned by Synfuel Partners, and is engaged in synfuel projects. CRC No.2 L.L.C. and CRC No. 4 L.L.C. were merged into Buckeye on April 16, 2002.

                         g. DTE Riverhill, L.L.C. ("Riverhill") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Riverhill is 95% owned by DTE Synfuels, L.L.C. and 5% by DTE Synfuel Partners, L.L.C. and is engaged in synfuel projects.

                         h. DTE Red Mountain, L.L.C. ("Red Mountain") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Red Mountain is 95% owned by DTE Synfuels, L.L.C. and 5% by DTE Synfuels Partners, L.L.C. and is engaged in synfuel projects.

                    (3) DTE Smith Branch Operations, LLC ("Smith Branch Operations") is a Delaware company with offices at 414
                         S. Main, Ann Arbor, Michigan 48104. Smith Branch Operations is a wholly owned subsidiary of Synfuels and is engaged in the operation of synthetic fuel facilities.

                    (4) DTE Synfuels Operations, LLC ("Synfuel Operations") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Synfuel Operations is a 95% owned subsidiary of Synfuels and 5% owned by Synfuel Partners and provides labor and management services to operate synthetic fuel manufacturing facilities.

               n. DTE Backup Generation Equipment Leasing, L.L.C. ("Backup Generation Equipment Leasing") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Backup Generation Equipment Leasing is a wholly owned subsidiary of DTE ES, and is engaged in the equipment leasing business.

               o. Power Energy Partners, LLC ("Power Energy Partners") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Power Energy Partners is a wholly owned subsidiary of DTE ES, and is a holding company.

                    (1) Crete Energy Venture, LLC ("CEV") is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. CEV is 50% owned by Power Energy Partners, and is engaged in electricity generation.

                    (2) Crete Turbine Holdings, LLC ("CTH") is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. CTH is 50% owned by Power Energy Partners, and is engaged in equipment sales.

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               p.   DTE Crete Operations, LLC ("Crete Operations") is a Delaware
                    company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. Crete Operations is a wholly owned subsidiary of DTE ES and operates and maintains electric generating facilities.

               q. DTE Moraine, L.L.C. ("Moraine") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Moraine is a wholly owned subsidiary of DTE ES, and is engaged in development and operation of a compressed air facility.

               r. DTE East China, LLC ("East China"), formerly Woodward Energy, L.L.C., is a Michigan company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. East China is a wholly owned subsidiary of DTE ES and is engaged in electricity generation.

               s. DTE East China Operations, LLC ("East China Operations") is a Delaware company 2001, with offices at 414 S. Main, Ann Arbor, Michigan 48104. East China Operations is a wholly owned subsidiary of DTE ES, and is engaged in the operation and maintenance of an electric generation facility.

               t. DTE Tonawanda, LLC ("Tonawanda") is a Michigan company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Tonawanda is a wholly owned subsidiary of DTE ES and is engaged in wastewater treatment and supply of chilled water.

                    (1) DTE Tonawanda Operations, LLC ("Tonawanda Operations") is a Delaware company with offices at 414 S. Main, Ann Arbor, Michigan 48104. Tonawanda Operations is a wholly owned subsidiary of Tonawanda and is engaged in the operation of Tonawanda.

               u. DTE Heritage, LLC ("DTE Heritage") is a Michigan company with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE Heritage is a wholly owned subsidiary of DTE ES and is engaged in the ownership and operation of an internal electric distribution system of electricity.

               v. DTE ES Holdings No. 1, LLC ("ES Holdings") is a Delaware company with offices at 414 S. Main Street, Ann Arbor Michigan 48104. ES Holdings is 100% owned by DTE ES and operates synthetic fuel facilities.

               w. DTE Lake Road Operations, LLC ("Lake Road") is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. Lake Road is 100% owned by DTE ES and operates synthetic fuel facilities.

               x. DTE La Paloma Operations, LLC ("La Paloma") is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. La Paloma is 100% owned by DTE ES and operates synthetic fuel facilities.

               y. DTE ES Finance, LLC ("ES Finance") is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. ES Finance is 100% owned by DTE ES and is involved in financing and investing activities.

               z. DTE Mobile, LLC ("Mobile") is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. Mobile is a wholly owned subsidiary of DTE ES.

               aa. DTE Energy Producers, LLC ("Energy Prod") is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. Energy Prod is a wholly owned subsidiary of DTE ES.

               bb. DTE Gas Producers, LLC ("Gas Prod") is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. Gas Prod is a wholly owned subsidiary of DTE ES.

               cc. DTE Capital, LLC ("MESC Cap") is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. MESC Cap is a wholly owned subsidiary of DTE ES.

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               dd.  DTE Utility Services Holdings, LLC ("Utility Serv Hold") is
                    a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. Utility Serv Hold is wholly owned subsidiary of DTE ES.

               ee. DTE Utility Services, LLC ("Utility Serv") is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. Utility Serv is a wholly owned subsidiary of DTE ES.

               ff. DTE Energy Center, LLC ("Energy Center") is a Delaware company with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. Energy Center is a wholly owned subsidiary of DTE ES.

          6. DTE Coal Services, Inc. ("DTE Coal") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48104. DTE Coal is a wholly owned subsidiary of DTE ER and it is engaged in selling and transporting coal to third parties.

               a. DTE Rail Services, Inc., formerly DTE CS Rail Services, Inc., ("DTE Rail") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48104. DTE Rail is a wholly owned subsidiary of DTE Coal and it is engaged in rail car repair and maintenance.

                    (1)  DTE Transportation Services, Inc. ("DTE
                         Transportation") was a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48104. DTE Transportation is a wholly owned subsidiary of DTE Rail and is engaged in rail shipment management and logistics, short line railroad management, rail car trading and brokering, and rail car leasing. DTE Transportation merged with DTE Rail on August 5, 2003.

               b. DTECS Holdings, Inc. ("DTECS Holdings") is a Michigan corporation with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTECS Holdings is a wholly owned subsidiary of DTE Coal and is engaged in the business of administering coal contracts. DTECS Holdings owns a 1% general partnership interest in DTECS Limited Partnership.

                    (1) DTECS Limited Partnership is a Michigan limited partnership with offices at 425 S. Main, Ann Arbor, Michigan 48107. DTECS Limited Partnership is a 99% owned subsidiary of DTE Coal, which holds a limited partnership interest, and is engaged in the acquisition, storage and reselling of coal. DTECS Holdings holds a general partnership interest in DTECS Limited Partnership.

               c. DTE Peptec, Inc. ("DTE Peptec") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.. DTE Peptec is involved in coal preparation and cleaning activities. DTE Peptec is a wholly owned subsidiary of DTE Coal.

                    (1) DTE Dickerson, L.L.C. ("DTE Dickerson") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Dickerson is involved in coal preparation and cleaning activities. DTE Dickerson is a wholly owned subsidiary of DTE Peptec.

                    (2) DTE DuQuoin, LLC ("DTE DuQuoin") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE DuQuoin is involved in slurry and mining, waste processing. DTE DuQuoin is a wholly owned subsidiary of DTE Peptec.

     B. Syndeco Realty Corporation ("Syndeco") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Syndeco is engaged in real estate projects.

          1. Syndeco Plaza L.L.C. ("Syndeco Plaza") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Syndeco Plaza is a wholly owned subsidiary of Syndeco and is engaged real estate projects.

          2. Ashley Mews L.L.C. ("Ashley") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Ashley is a wholly owned subsidiary of Syndeco and is engaged in real estate projects.

          3. Stratford Village, L.L.C. ("Stratford") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Stratford is a wholly owned subsidiary of Syndeco and is engaged in a residential condominium development in Orion Township.

          4. Delray Land, L.L.C. ("Delray") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Syndeco holds 20% of this entity which is engaged in real estate development in Detroit.

          5. 23/Mound, L.L.C. ("23/Mound") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. 23/Mound is a wholly owned subsidiary of Syndeco and owns 4 acres of land in Shelby Township.

          6. F. J. Waterman, L.L.C. ("Waterman") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Syndeco holds 29% of this entity which constructed a manufacturing building in Detroit.

          7. Syndeco Meadowbrook, LLC ("Meadowbrook") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Syndeco holds 50% of this entity which owns property in Novi for future development.

          8. Syndeco Plaza Unit Acquisition LLC ("Plaza Unit") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Syndeco holds 100% of this entity.

     C. The Detroit Edison Company ("Detroit Edison") is incorporated in Michigan and is a Michigan public utility. It is engaged in the generation, purchase, distribution and sale of electric energy in Southeastern Michigan. It also owned and operated a steam heating system in Detroit, Michigan, which was sold in January, 2003. On January 1, 1996, Detroit Edison became a wholly owned subsidiary of the Company. Detroit Edison's address is 2000 2nd Avenue, Detroit, Michigan 48226-1279.

          1. Midwest Energy Resources Company ("MERC") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MERC is a wholly owned subsidiary of Detroit Edison and is engaged in operating a coal-transshipment facility in Superior, Wisconsin.

          2. The Edison Illuminating Company of Detroit ("EIC") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. EIC is a wholly owned subsidiary of Detroit Edison and holds real estate.

          3. St. Clair Energy Corporation ("St. Clair") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. St. Clair is a wholly owned subsidiary of Detroit Edison and is engaged in fuel procurement.

          4. The Detroit Edison Securitization Funding, L.L.C. ("Securitization Funding") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Securitization Funding is a wholly owned subsidiary of Detroit Edison and is a special purpose entity established to recover certain stranded costs, called Securitization Property by Michigan Statute.

          5. Detroit Edison Trust I ("DET I") is a Delaware statutory trust with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DET I may offer from time to time trust preferred securities.

          6. Detroit Edison Trust II ("DET II") is a Delaware statutory trust with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DET II may offer from time to time trust preferred securities

     D. International Transmission Company ("ITC") is regulated by the Federal Energy Regulatory Commission and was a wholly owned subsidiary of the Company and is engaged in providing transmission services. ITC was sold on February 28, 2003.

     E. Wolverine Energy Services, Inc. ("Wolverine") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Wolverine is a wholly owned subsidiary of the Company and is a holding company.

          1. DTE Edison America, Inc. ("Edison America") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Edison America is a wholly owned subsidiary of Wolverine and is engaged in energy and energy related products.

          2. DTE Energy Technologies, Inc. ("Technologies") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Technologies is a wholly owned subsidiary of Wolverine and is engaged in energy solutions for industrial, commercial and small businesses.

               a. Alliance Energy Companies, Ltd. ("Alliance") is a Minnesota corporation with offices at 1715 Lake Drive West, Chanhassen, Minnesota 55317-8580. Alliance is a wholly owned subsidiary of Technologies and is the holding company for the following entities:

                    (1) Alliance Energy Systems, Inc. ("Energy Systems") is a Minnesota corporation with offices at 1715 Lake Drive West, Chanhassen, Minnesota 55317-8580. Energy Systems is a wholly owned subsidiary of Alliance and is engaged in selling electric generators in the U.S. market.

                    (2) Alliance Energy Services, Inc. ("Energy Services") is a Minnesota corporation with offices at 1715 Lake Drive West, Chanhassen, Minnesota 55317-8580. Energy Services is a wholly owned subsidiary of Alliance and is engaged in servicing electric generators (primarily those sold by Energy Systems) in the U.S. market.

                    (3) Alliance Energy Systems Canada, Ltd. ("Energy Systems Canada") is an Ontario, Canada corporation with offices at 275 Renfrew Drive, Markham, Ontario, Canada L3R 0C8. Energy Systems Canada is a wholly owned subsidiary of Alliance and is engaged in selling electric generators in the Canadian market.

          3. DTE Energy Solutions, Inc. ("Solutions") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Solutions is a wholly owned subsidiary of Wolverine and is engaged in system based energy related products and services.

               a. DTE Engineering Services, Inc., ("DTE Engineering Services") formerly UTS Systems, Inc., is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Engineering Services is engaged in professional engineering services.

               b. DTE Energy Solutions Canada, Ltd. ("Energy Solutions") which prior to May 8, 2002 was a joint venture between DTE Probyn Energy Solutions, Inc. and Probyn Company. This joint venture was organized June 23, 1998 under the Ontario Business Corporations Act. On May 8, 2002 Solutions acquired a 100% interest and changed the name to Energy Solutions. Energy Solutions has offices at 197 Glengarry Avenue, Toronto, Canada M5M 1E1.

               c. Global View Technologies, L.L.C. ("Global") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Solutions holds 19% interest in Global.

     F. DTE Energy Ventures, Inc. ("DTE Ventures"), formerly Edison Development Corporation is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279, DTE Ventures is engaged in business development.

          1. DTE Solar Company of California ("Solar") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Solar is engaged in solar photovoltaic leasing.

          2. Plug Power Inc. ("Plug") is a New York corporation, with offices at 468 Albany-Shaker Road, Latham, New York 12110. DTE Ventures currently holds a 19% interest in Plug, which is involved with fuel cell technology.

     G. DTE ENTERPRISES, INC. ("DTEE") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Except where otherwise indicated, DTEE owns directly or indirectly all of the outstanding common stock of MichCon Holdings, Inc., Citizens Gas Fuel Company ("Citizens"), MCN Energy Enterprises Inc. ("MCNEE"), various MCN financing companies and a 95% interest in Southern Missouri Gas Company, L.P.

          1. MichCon Holdings, Inc. is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279, is the holding company for MichCon and MichCon Enterprises, Inc. MichCon is a public utility engaged in the distribution and transmission of natural gas in the state of Michigan. MichCon's principal executive offices are located at 2000 2nd Avenue Street, Detroit, Michigan 48226. MichCon conducts substantially all of its business in the state of Michigan and is subject to the jurisdiction of the Michigan Public Service Commission ("MPSC") as to various phases of its operations, including gas sales rates, service, and accounting. MichCon Enterprises, Inc. (a non-regulated affiliate) was formed to engage in non-regulated activities.

               Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MichCon:

               a. MichCon Development Corporation is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Through its various partnership arrangements, MichCon Development owned an interest in Harbortown, a residential and small commercial development constructed along the Detroit River in Detroit, Michigan, which was sold in December 2003.

               b. Blue Lake Holdings, Inc. is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It holds a 25% interest in Blue Lake Gas Storage Company, a partnership that has converted a depleted natural gas field in northern Michigan into a 46 billion cubic feet (Bcf) natural gas storage field, which it now operates.

               c. MichCon Pipeline Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Through the subsidiaries below, is engaged in pipeline and gathering projects in Michigan:

                    (1) MichCon Gathering Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It owns and operates the Antrim Expansion Pipeline.

                    (2) Saginaw Bay Pipeline Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It currently owns and operates a 67-mile pipeline that transports natural gas and natural gas liquids from reserves in east-central Michigan to natural gas processing plants in northern Michigan.

                    (3) Saginaw Bay Lateral Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It is the sole general partner and owns 46% of a partnership that owns and operates lateral pipelines interconnecting with the 67-mile pipeline previously described.

                    (4) Westside Pipeline Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It owns 80.2% of the Jordan Valley Partnership, a partnership that owns and operates two pipeline systems.

                    (5) Thunder Bay Gathering Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It owns and operates a pipeline system, consisting of 44 miles of gathering lines situated in Alpena and Alcona Counties in northeast Michigan.

                    (6) MichCon Lateral Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It is currently inactive but was originally formed in 1997 to own, operate and construct natural gas pipelines.

               d. Huron Pipeline Company, is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It is currently inactive but was originally formed in 1996 to acquire a 50% ownership interest in the ANR Link Interstate Pipeline, which transports natural gas to Canada through a pipeline owned by Niagara Gas Transmission Limited, a subsidiary of the Consumers Gas Co. Ltd.

                    (1) Huron Gas Services Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Huron Gas Services Company is currently inactive but was originally formed in 1996 to market pipeline transportation services.

               e. Kalkaska Gas Storage Limited Partnership ("Kalkaska") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Kalkaska of which MichCon owns 31%, held 53.5% general partnership interest in the Cold Springs Gas Storage Limited Partnership which was dissolved in 2001.

          The companies set forth below are wholly owned subsidiaries of DTE Enterprises, Inc.:

                    1. MichCon Fuel Services Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It markets natural gas as a vehicular fuel and markets energy to residential and commercial customers through a transportation brokerage pilot program. MichCon Fuel Services Company became inactive in 2001.

                    2. Citizens Gas Fuel Company ("Citizens") is a public utility engaged in the distribution of natural gas in Michigan. Citizens' principal executive offices are located at 127 N. Main Street, Adrian, Michigan 49221.

                    3. Southern Missouri Gas Company, L.P. ("SMGC") is a public utility engaged in the distribution and transmission of natural gas in Missouri. DTEE acquired an additional 5% interest in SMGC during 2003 and currently holds a 100% interest in SMGC. The principal executive offices of SMGC are located at 301 East 17th Street, Mountain Grove, Missouri 65711.

                    4. MCN Energy Enterprises, Inc. ("MCNEE"), formerly MCN Investment Corporation, is the holding company for DTEE's various diversified energy subsidiaries. MCNEE, through its subsidiaries and joint ventures, provides gathering, processing and transmission services; engages in energy marketing activities and storage services; engages in gas and oil exploration, development and production; and is involved in other energy-related businesses. Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MCNEE:

                         a. DTE Gas Storage, Pipelines and Processing Company, formerly MCNIC Pipeline & Processing Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It engages in pipeline and processing projects through the following subsidiaries and partnerships:

                              (1) MCNIC Offshore Pipeline & Processing Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It holds 100% of MCNIC Black Marlin Offshore Company, which held a 33.3% interest in the Black Marlin Pipeline System, which was sold in January 2001 and held a 33% interest in the Blue Dolphin System, which was sold in February 2002.

                              (2) DTE Michigan Holdings, Inc., formerly MCNIC Michigan Holdings, Inc. is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                                   (a)       Bagley Processing Company is a
                                             Michigan corporation with offices
                                             at 2000 2nd Avenue, Detroit,
                                             Michigan 48226-1279. (47% general
                                             partnership interest in natural gas
                                             carbon dioxide ("CO2") removal
                                             facility).

                                   (b)       Warner Treating Company is a
                                             Michigan corporation with offices
                                             at 2000 2nd Avenue, Detroit,
                                             Michigan 48226-1279. (90% interest
                                             in natural gas CO2 removal
                                             facility).

                                   (c)       Terra-Westside Processing Company
                                             is a Michigan corporation with
                                             offices at 2000 2nd Avenue,
                                             Detroit, Michigan 48226-1279. (85%
                                             interest in natural gas CO2 removal
                                             facility).

                              (3) DTE East Coast Pipeline Company, formerly MCNIC East Coast Pipeline Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It held a 16.4% interest in the 292-mile Portland Natural Gas Transmission System Pipeline Project, which was sold in September 2003.

                              (4) MCNIC General Methanol Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It held a 1% general partnership interest in Lyondell Methanol Co. L.P. The partnership interest was sold in May 2002.

                              (5) MCNIC Methanol Holdings Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It held a 24% limited partnership interest in Lyondell Methanol Co. L.P. The partnership interest was sold in May 2002.

                              (6)  American Central Western Oklahoma Gas
                                   Company, L.L.C. (40% interest in a natural gas NGL removal facility) is an Oklahoma company which had offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. This LLC was sold in December 2003.

                              (7) Crown Asphalt Ridge, L.L.C. (100% interest) is a Utah company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                              (8)  MCNIC East Texas Gathering Company is a
                                   Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It held a 39.9% limited partnership interest in American Central Eastern Texas Gas Company, L.P., a natural gas NGL removal facility. This interest was sold in January, 2004.

                              (9)  MCNIC East Texas Pipeline & Processing
                                   Company is a Michigan corporation with
                                   offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It held a 0.1% general partnership interest in American Central
                                   Eastern Texas Gas Company, L.P., a natural gas NGL removal facility. This interest was sold in January, 2004.

                              (10) MCNIC Permian Basin Company is a Michigan
                                   corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It held a 0.99% general partnership interest in PSCO2, L.P., which was sold in February, 2002.

                              (11) MCNIC CO2 Investment Company is a Michigan
                                   corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It held a 41.5% general partnership interest in PSCO2, L.P. which it sold in February 2002.

                              (12) MCNIC Rodeo Gathering Inc. is a Michigan
                                   corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It holds an 18.55% interest in Keyes Helium Company, L.L.C. MCNIC Rodeo Gathering Inc. was sold in August 2002.

                              (13) DTE Millennium Company, formerly MCNIC
                                   Millennium Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It was formed to hold a 10.5% interest in the Millennium Pipeline Company, L.P.

                              (14) DTE LLC Millennium Company, formerly MCNIC
                                   L.L.C. Millennium Company is a Michigan
                                   company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-12796. It was formed to hold a 10.5% interest in the Millennium Pipeline Management Company, L.L.C., which holds a 1% interest in the Millennium Pipeline Company L.P.

                              (15) DTE Vector Company, formerly MCNIC Vector
                                   Company is a Michigan corporation with
                                   offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It was formed to hold a 39.6% limited partnership interest in Vector Pipeline, L.P., a Delaware Limited Partnership, which owns and operates the Vector Pipeline.

                              (16) DTE Vector II Company, formerly MCNIC Vector
                                   II Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It was formed in January 2000 to hold a 40% interest in Vector Pipeline Inc., which owns a 1% general partnership interest in Vector Pipeline, L.P., a Delaware Limited Partnership, which owns and operates the Vector Pipeline.

                              (17) DTE Vector Canada, formerly MCNIC Vector
                                   Canada, Inc. is a New Brunswick corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MCNIC Vector Canada, Inc. holds a 39.6% limited partnership interest in Vector Pipeline L.P., an Alberta, Canada limited partnership, which owns the Canadian portion of the Vector Pipeline.

                              (18) DTE Vector Canada II, Inc. formerly MCNIC
                                   Vector Canada II, Inc. is a New Brunswick corporation holds 40% interest in Vector Pipeline Limited, which owns a 1% general partnership interest in Vector Pipeline L.P., an Alberta, Canada limited partnership, which owns the Canadian portion of the Vector Pipeline.

                              (19) MCNIC Compression GP, Inc. holds a 0.1%
                                   general partnership interest in the KCI
                                   Compression Company, L.P. The partnership interest in KCI Compression Company, L.P. was sold in July 2001.

                              (20) MCNIC Compression L.P., Inc. was formed to
                                   hold the 42.9% limited partnership interest in the KCI Compression Company, L.P. The partnership interest in KCI Compression Company, L.P. was sold in July 2001.

                         b. MCN Power Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279 that pursues domestic power generation related opportunities.

                              (1) South Norwalk Power Partners, L.L.C., is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It was formed to participate in power projects.

                              (2) Metro Energy, L.L.C. is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It provides energy related services. MCN Power holds a 50% interest in Metro Energy, L.L.C.

                         c. MCN International Corporation is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It was formed as a holding company for MCN's international subsidiaries.

                              (1) MCNIC Nepal Limited of Grand Cayman, Cayman Island, owns 100% of the Class B Capital Stock of Panda Bhote Koshi, which gives MCNIC Nepal rights to an 85% distribution of Panda Bhote Koshi, a Cayman Island company that holds a 100% interest in Panda of Nepal. Panda of Nepal holds a 75% interest in Bhote Koshi Power Company Private Limited which owns a 36 MW hydroelectric power project in Nepal.

                              (2) MCNIC UAE Limited of Grand Cayman, Cayman Island, was formed to hold a 39% interest in an United Arab Emirate fertilizer plant project. Subsequently, MCNIC UAE Limited converted its equity interest into a loan.

                         d. CoEnergy Trading Company ("CoEnergy Trading") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It is engaged in the purchase and sale of natural gas to large-volume gas users and gas and electric utilities. Except where otherwise indicated, the companies set forth below are 50% owned by CoEnergy Trading Company:

                              (1)  CoEnergy Sales Company, a Michigan
                                   corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279, was formed in 1998 to hold the membership interest in DTE-CoEnergy, L.L.C., which has been dissolved.

                         e. MCNIC Canadian Holdings Ltd., a New Brunswick corporation, was formed to market and sell natural gas in Canada and the northeastern United States. MCNIC Canadian Holdings was dissolved on October 29, 2003.

                         f. DTE Gas Storage Company, formerly MCNIC Gas Storage Company is a Michigan Corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It engages in the storage of natural gas.

                              (1) South Romeo Gas Storage Corporation ("South Romeo"), is a Michigan partnership with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. South Romeo has a 50% interest, owns and operates the Washington 28 Gas Storage Field, a 10 Bcf storage field in southeastern Michigan that provides storage services to MCNEE's Energy Marketing operations. South Romeo holds a 50% interest in South Romeo Gas Storage Corporation.

                              (2)  W-10 Holdings, Inc., is a Michigan
                                   corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It holds a 50% interest in Washington 10 Storage Partnership, a partnership that developed and operates the Washington 10 Storage Field, a 42 Bcf storage field in southeastern Michigan.

                              (3)  The Orchards Golf Limited Partnership
                                   ("Orchards Golf"), a Michigan partnership in which Orchards Golf has a 50% interest, developed, owns and operates a residential community and golf course on 520 acres of land above the South Romeo gas storage field in southeastern Michigan.

                              (4) Shelby Storage LLC is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. It is used to procure storage, mineral and load rights for a storage field.

                         g. DTE Gas & Oil Company ("DTE Gas & Oil") formerly MCN Oil & Gas Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Gas & Oil is engaged in natural gas and oil exploration, development and production through the following subsidiaries:

                              (1) Green Oak Development Company is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                              (2)  Otsego Exploration Company, L.L.C. is a
                                   Michigan company with offices at 2000 2nd
                                   Avenue, Detroit, Michigan 48226-1279.

                              (3) MCNIC Enhanced Production, Inc., which has a 75% interest in Otsego EOR, L.L.C. is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                              (4)  MCNIC Oil & Gas Midcontinent, Inc. is a
                                   Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                              (5)  MCNIC Oil & Gas Properties, Inc. is a
                                   Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                              (6) Pageant Corporation is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                              (7) Otsego EOR, LLC is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                         h. Bridgewater Holdings, Inc. ("Bridgewater") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Bridgewater holds a 33% limited partnership interest in Bridgewater Place, a Grand Rapids, Michigan office building. Currently, Bridgewater owns undeveloped real property in western Michigan.

                         i. Combustion Concepts, Inc. ("Combustion Concepts") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. Combustion Concepts holds patents for the development of pressurized combustion technologies that provide increased fuel efficiency, heat uniformity and compactness of equipment.

                         j. MCN Energy Holdings Inc. is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MCN Energy Holdings Inc. primarily consists of gas gathering and processing investments.

                         k. MCNEE Shelf Corporation is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MCNEE Shelf Corporation is for future use as a shell corporation.

          5. MCN Michigan Limited Partnership ("MCN Michigan") is a Michigan limited partnership with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MCN is the 1% general partner in MCN Michigan. MCN Michigan exists for the sole purpose of issuing its limited partnership interests in the form of preferred securities and investing the gross proceeds thereof in MCN debt securities. The preferred securities were redeemed in February 2002.

          6. MCN Financing I is a Delaware business trust with offices located at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MCN is the sole owner of MCN Financing I. MCN Financing I exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities. The preferred securities were redeemed in February 2002.

          7. MCN Financing II is a Delaware business trust with offices located at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MCN is the sole owner of MCN Financing II. MCN Financing II exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities. The preferred securities were redeemed in January 2004.

          8. MCN Financing III is a Delaware business trust with offices located at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MCN is the sole owner of MCN Financing III. MCN Financing III exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

          9. MCN Financing IV is a Delaware business trust with offices located at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MCN is the sole owner of MCN Financing IV. MCN Financing IV exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities. MCN Financing IV's certificate was cancelled on December 23, 2003.

          10. MCN Financing V is a Delaware business trust with offices located at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MCN is the sole owner of MCN Financing V. MCN Financing V exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities. MCN Financing V's certificate was cancelled on December 23, 2003.

          11. MCN Financing VI is a Delaware business trust with offices located at 2000 2nd Avenue, Detroit, Michigan 48226-1279. MCN is the sole owner of MCN Financing VI. MCN Financing VI exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities. MCN Financing VI's certificate was cancelled on December 23, 2003.

          12. DTE Ozark, Inc ("DTE Ozark") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Ozark was formed to hold a limited partnership interest in Southern Missouri Gas Company, L.P., a Missouri limited partnership, organized as a public utility engaged in the distribution and transmission of natural gas.

          13. DTE Gas Resources, Inc. formerly DTE Exploration & Development, Inc. ("DTE Exp") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Exp holds the stock in DTE Yates Center, Inc.

               a. DTE Yates Center, Inc. ("DTE Yates") is a Michigan corporation with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Yates is involved in coal-bed methane activities.

                    (1) Patrick DTE Exploration, L.L.C. ("Patrick DTE") is a Kansas company with offices at 515 South Kansas Avenue, Topeka, Kansas 66603. Patrick DTE is involved in coal-bed methane activities.

          H. DTE Energy Trust I ("DTE I") is a Delaware statutory trust with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE I issued the 7.8% Trust Preferred Securities and trust common securities, purchased DTE Energy debt securities, fully and unconditionally guaranteed by DTE Energy Company.

          I. DTE Energy Trust II ("DTE II") is a Delaware statutory trust with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE II may offer from time to time trust preferred securities.

          J. DTE Energy Trust III ("DTE III") is a Delaware statutory trust with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE III may offer from time to time trust preferred securities.

          K. DTE Services I, LLC ("DTE Serv") is a Michigan company with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE Serv is a single member L.L.C., which holds the lease for the jet used for corporate travel. The lease is through Lear Investments Company, L.L.C.

II.  PUBLIC UTILITY PROPERTIES

A. The Detroit Edison Company owns generating properties and facilities that are all located in the state of Michigan. Substantially all the net utility properties of Detroit Edison are subject to the lien of its mortgage. Power Generation plants owned and in service as of December 31, 2003 are as follows:


                                LOCATION BY
                                  MICHIGAN           SUMMER NET                 YEAR
          PLANT NAME               COUNTY     RATED CAPABILITY (1) (2)        IN SERVICE
-----------------------------   -----------   ------------------------   ----------------------
                                               (MW)                %
                                              ------             -----
Fossil-fueled Steam-Electric
   Belle River (3)              St. Clair      1,026               9.3%  1984 and 1985
   Conners Creek                Wayne            215               1.9   1999
   Greenwood                    St. Clair        785               7.1   1979
   Harbor Beach                 Huron            103               0.9   1968
   Marysville                   St. Clair         84               0.8   1930, 1943 and 1947
   Monroe (4)                   Monroe         3,045              27.6   1971, 1973 and 1974
   River Rouge                  Wayne            510               4.6   1957 and 1958
   St. Clair                    St. Clair      1,415              12.8   1953, 1954, 1959, 1961
                                                                         and 1969
   Trenton Channel              Wayne            730               6.6   1949, 1968 and 1999
                                              ------             -----
                                               7,913              71.6
Oil or Gas-fueled Peaking
   Units                        Various        1,102              10.0   1966-1971, 1981 and
                                                                         1999

Nuclear-fueled Steam-Electric
   Fermi 2 (5)                  Monroe         1,111              10.1   1988
Hydroelectric Pumped Storage
   Ludington (6)                Mason            917               8.3   1973
                                              ------             -----
                                              11,043             100.0%
                                              ======             =====

     (1) Summer net rated capabilities of generating units in service are based on periodic load tests and are changed depending on operating experience, the physical condition of units, environmental control limitations and customer requirements for steam, which otherwise would be used for electric generation.

     (2) Excludes one oil-fueled unit, St. Clair Unit No. 5 (250 MW), in cold standby status.

     (3) The Belle River capability represents Detroit Edison's entitlement to 81.39% of the capacity and energy of the plant.

     (4) The Monroe Power Plant provided 38% of Detroit Edison's total 2003 power plant generation.

     (5)  Fermi 2 has a design electrical rating (net) of 1,150 MW.

     (6) Represents Detroit Edison's 49% interest in Ludington with a total capability of 1,872 MW.

          Detroit Edison owns and operates within the state of Michigan 663 distribution substations with a capacity of approximately 31,079,000 kilovolt amperes (kVA) and approximately 407,000 line transformers with a capacity of approximately 24,542,000 kVA amperes. Circuit miles of distribution lines owned and in service as of December 31, 2003 are as follows:

ELECTRIC DISTRIBUTION            CIRCUIT MILES
-----------------------     -----------------------
 OPERATING VOLTAGE - kV     OVERHEAD    UNDERGROUND
-----------------------     --------    -----------
4.8 kV to 13.2 kV......       27,916         12,745
24 kV..................          101            690
40 kV..................        2,341            325
120 kV.................           77             13
                            --------    -----------
                              30,435         13,773
                            ========    ===========

          There are numerous interconnections that allow the interchange of electricity between Detroit Edison and electricity providers external to its service area. These interconnections are owned and operated by the International Transmission Company (ITC), a business sold by DTE Energy in February 2003, and connect to neighboring energy companies.

B. MichCon owns the following integrated distribution, transmission, and storage properties and facilities, all of which properties are located in the state of Michigan.

          At December 31, 2003, MichCon's distribution system included approximately 18,000 miles of distribution mains, approximately 1,148,000 service lines and approximately 1,279,000 active meters. MichCon owns 2,564 miles of transmission lines that deliver natural gas to the distribution districts and interconnect its storage fields with the sources of supply and the market areas. MichCon owns properties relating to four underground natural gas storage fields with an aggregate working gas storage capacity of approximately 124 Bcf. Substantially all of the net utility properties of MichCon are subject to the lien of its mortgage.

C. Citizens owns the following properties, all of which are located in Michigan.

          At December 31, 2003, Citizens' distribution system included approximately 440 miles of distribution mains, approximately 16 miles of transmission lines, approximately 15,500 service lines, and approximately 17,000 active meters. Citizens owns all of its properties used in the conduct of the utility business including a two-story office building and a one-story service center.

D. Southern Missouri Gas Company (SMGC) owns the following properties, all of which are located in Missouri.

          At December 31, 2003, SMGC's distribution system included approximately 330 miles of distribution mains, approximately 10,000 service lines, and approximately 7,500 active meters. SMGC owns approximately 124 miles of transmission lines, which deliver natural gas to the various cities it serves and metering stations. SMGC leases its office/service center.

III. PUBLIC UTILITY DISTRIBUTION AND PURCHASE OF NATURAL GAS

A. During the year ended December 31, 2003, Detroit Edison distributed and purchased the following wattage of electricity:

     1. 43,671,787,163 Kilowatt Hours (Kwh) of electric energy was sold within the state of Michigan.

     2. No Kwh of electric energy was distributed at retail outside the state of Michigan.

     3. 1,301,966,000 Kwh of electric energy was sold at wholesale outside the state of Michigan

     4. 3,263,443,000 Kwh of electric energy was purchased outside the state of Michigan:

B. During the year ended December 31, 2003, MichCon distributed and purchased the following volumes of natural gas:

     1. 177,063,862 thousand cubic feet (Mcf) of natural gas was distributed at retail within the state of Michigan and 151,089,646 Mcf of natural gas was distributed at retail under transportation contracts within the state of Michigan.

     2. No volumes of natural gas were distributed at retail outside the state of Michigan.

     3. No volumes of natural gas were distributed at wholesale outside the state of Michigan.

     4. 52,429,881 Mcf of natural gas was purchased from various suppliers in the state of Louisiana; 33,190,166 Mcf of natural gas was purchased from various suppliers in the state of Kansas; 3,559,296 Mcf of natural gas was purchased from various suppliers in the state of Illinois; and 28,563,842 Mcf of natural gas was purchased from various suppliers in the state of Minnesota. These volumes were transported by interstate pipeline suppliers to points of delivery within the state of Michigan.

C. During the year ended December 31, 2003, Citizens distributed and purchased the following volumes of natural gas:

     1. 3,239,000 Mcf of natural gas was distributed at retail within the state of Michigan, and 183,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Michigan.

     2. No volumes of natural gas were distributed at retail outside the state of Michigan.

     3. No volumes of natural gas were distributed at wholesale outside the state of Michigan.

     4. No volumes of natural gas were purchased outside the state of Michigan.

D. During the year ended December 31, 2003, SMGC distributed and purchased the following volumes of natural gas:

     1. 834,000 Mcf of natural gas was distributed at retail within the state of Missouri and 236,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Missouri.

     2. No volumes of natural gas were distributed at retail outside the state of Missouri.

     3. No volumes of natural gas were distributed at wholesale outside the state of Missouri.

     4. 846,000 Mcf of natural gas was purchased from suppliers outside the state of Missouri. These volumes were transported by Southern Star Pipeline Company to a point of delivery within the state of Missouri.

IV.  INTEREST IN EXEMPT WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

                           EXEMPT WHOLESALE GENERATORS

A.   DTE River Rouge No. 1, L.L.C. ("DTE River Rouge")

     1. DTE River Rouge is a single member Michigan company established January 3, 2000, located at 1 Belanger Park, River Rouge, Michigan 48218 with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. DTE River Rouge is an exempt wholesale generator ("EWG") owning a 230-megawatt natural gas fired electric generating unit.

     2. DTE Generation, Inc. ("DTE Generation") is the single member of DTE River Rouge. As the single member, DTE Generation has obligations to fund DTE River Rouge through capital contributions. As shown on Exhibit B, DTE Energy Resources, Inc. (100% owned by DTE Energy) owns 100% of DTE Generation's common stock.

     3. The Company has issued guarantees in the amount of $3 million for the benefit of DTE River Rouge.

     4. Capitalization and losses of DTE River Rouge were $67,909,583 and $5,245,836, respectively.

     5. DTE River Rouge has contracts with Detroit Edison with 2003 fees of $1,738,035 for general operation & maintenance and contracts with MichCon with 2003 fees of $319,781 for gas transportation.

B.   DTE Georgetown, LP ("DTE Georgetown")

     1. DTE Georgetown is a Delaware company, formerly DTE Georgetown, L.L.C., a Delaware limited liability company, that was established September 8, 1999, with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE Georgetown is an exempt wholesale generator ("EWG") owning a 240 megawatt natural gas fired electric generating unit.

     2. DTE Georgetown Holdings, Inc. ("DTE Georgetown Holdings") owns a 1% general partnership interest in DTE Georgetown and DTE Energy Services, Inc. ("DTE ES") owns a 99% limited partnership interest in DTE Georgetown. DTE Georgetown Holdings is wholly owned by DTE ES. DTE ES is wholly owned by DTE Energy Resources, Inc. which is wholly owned by DTE Energy Company. DTE Georgetown Holdings and DTE ES made no capital contributions to DTE Georgetown in 2003.

     3.   DTE ES has no guarantees outstanding for the benefit of DTE
          Georgetown.

     4. Capitalization and earnings of DTE Georgetown for 2003 were $37,181,895 and $19,107,325, respectively.

     5. DTE Georgetown has a Management Services Agreement with DTE ES that has no fees.

C.   Metro Energy, L.L.C. ("Metro Energy")

     1. Metro Energy is a Delaware company established in June 1999, with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. Metro Energy is an exempt wholesale generator ("EWG") owning a 17 megawatt natural gas fired electric generating unit.

     2. MCN Power owns a 50% interest in Metro Energy. MCN Power is a wholly owned subsidiary of MCN Energy Enterprises Inc., which is a wholly owned subsidiary of DTE Enterprises, Inc., which is a wholly owned subsidiary of DTE Energy Company. MCN Power has made capital contributions in the amount of $3,618,136 to Metro Energy.

     3.   MCN Power has issued no guarantees for the benefit of Metro Energy.

     4. Capitalization and earnings of Metro Energy for 2003 were $7,236,272 and $3,140,251, respectively.

     5. Michigan Consolidated Gas has a natural gas transportation agreement with Metro Energy.

D.   Crete Energy Venture, L.L.C. ("CEV")

     1. CEV is a Delaware company established in December 2000, with offices at 414 S. Main Street, Ann Arbor, Michigan 48104. CEV is an exempt wholesale generator ("EWG") owning a 315 megawatt gas-fired, simple cycle electric generating peaking facility.

     2. Power Energy Partners, L.L.C. ("PEP") owns a 50% membership interest in CEV. PEP is a wholly owned subsidiary of DTE Energy Services ("DTE ES"). DTE ES is wholly owned by DTE Energy Resources, Inc. which is wholly owned by DTE Energy Company.

     3. DTE ES and Power Energy Partners, L.L.C. have made capital contributions in the amount of $38,709,178 to CEV.

     4.   DTE ES has issued no guarantees for the benefit of CEV.

     5. Capitalization and losses of CEV for 2003 were $163,605,524 and $132,012, respectively.

E.   DTE East China, L.L.C. ("DTE East China")

     1. DTE East China, formerly Woodward Energy, L.L.C., is a Michigan company established November 28, 2000, with offices at 414 S. Main, Ann Arbor, Michigan 48104. DTE East China is an exempt wholesale generator ("EWG") owning a 320 MW gas-fired, simple cycle electric generating peaking facility.

     2. DTE East China is a wholly owned subsidiary of DTE Energy Services ("DTE ES"). DTE ES is wholly owned by DTE Energy Resources, Inc. which is wholly owned by DTE Energy Company.

     3. DTE ES has made capital contributions in the amount of $556,000 to DTE East China.

     4.   DTE ES has issued no guarantees for the benefit of DTE East China.

     5. Capitalization and losses of DTE East China for 2003 were $144,755,372 and $7,851,487, respectively.

                            FOREIGN UTILITY COMPANIES

F.   BHOTE KOSHI POWER COMPANY PRIVATE LIMITED (BKPC)

     1. BKPC is a 36 MW hydroelectric power project in the Sindhupalchok District of Nepal, at KHA 1-960 Kalimati, Tahachal Kathmandu, Nepal.

     2. Panda of Nepal owns 75% of the issued shares of Bhote Koshi Power Company Private Limited. Panda Bhote Koshi, a Cayman Islands exempted company, wholly owns Panda of Nepal. MCNIC Nepal Limited owns 100% of the Class B Capital Stock of Panda Bhote Koshi (giving MCNIC Nepal a 85% ownership interest in Panda Bhote Koshi).

     3. As of December 31, 2003, DTEE has a $8.1 million indirect equity investment in BKPC.

     4. Capitalization and earnings of BKPC is $77,873,000 and $2,591,000, respectively.

     5. There are no service, sales or construction contracts between BKPC and DTEE or an affiliate of DTEE.

                                    EXHIBITS

     Exhibit A -    Attached hereto as Exhibit A are the unaudited
                    Consolidating Statements of Operations for the year ended
                    December 31, 2003 and Consolidating Statements of Financial
                    Position as of December 31, 2003, and Consolidating
                    Statements of Retained Earnings for DTE Energy Company.

     Exhibit B -    Attached hereto as Exhibit B is an organizational chart
                    showing the relationship of each EWG and foreign utility company to associate companies in the holding company system.

                                   SIGNATURES

     DTE Energy Company has caused this statement to be duly executed on its behalf by its authorized officer on this 1st day of March 2004.

                                       DTE ENERGY Company

                                       By: /s/ Daniel G. Brudzynski
                                       Daniel G. Brudzynski
                                       Chief Accounting Officer,
                                       Vice President and Controller

CORPORATE SEAL:

Attest:

/s/ TERESA M. SEBASTIAN
-----------------------

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Teresa M. Sebastian
Assistant General Counsel and Assistant Corporate Secretary
2000 2nd Avenue
Detroit, Michigan 48226

                                                                       EXHIBIT A

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
(IN THOUSANDS)

                                                                DTE       DTE GAS                     DTE          WOLVERINE
                                                              ENERGY     RESOURCES,    DETROIT       ENERGY          ENERGY
                                                              COMPANY       INC.       EDISON    RESOURCES, INC. SERVICES, INC.
                                                            ---------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                       16,902            -       6,413          21,980          1,419
Restricted cash                                                      -            -      81,742          47,372              -
Accounts receivable
  Customer (less allowance for doubtful accounts)                    -            -     291,199         218,976         17,386
  Accrued unbilled revenues                                          -            -     195,715               -              -
  Other                                                        915,614                  176,814         195,919         12,509
Inventories
  Fuel and gas                                                       -            -     107,839          42,966              -
  Materials and supplies                                             -            -     123,543           3,077         14,588
Assets from risk management and trading activities                 135            -           -          73,154              -
Other                                                          106,237                   21,892          16,345          1,043
                                                            ---------------------------------------------------------------------
                                                             1,038,888                1,005,157         619,789         46,945
                                                            ---------------------------------------------------------------------
INVESTMENTS
Nuclear decommissioning trust funds                                  -            -     517,693               -              -
Other                                                        6,627,191            -      53,567         150,695              -
                                                            ---------------------------------------------------------------------
                                                             6,627,191            -     571,260         150,695              -
                                                            ---------------------------------------------------------------------

PROPERTY
Property, plant and equipment                                        -          677  12,670,763       1,233,620          9,145
Less accumulated depreciation, depletion and amortization            -            -  (5,338,634)       (331,731)        (5,668)
                                                            ---------------------------------------------------------------------
                                                                     -          677   7,332,129         901,889          3,477
                                                            ---------------------------------------------------------------------
OTHER ASSETS
Goodwill                                                             -            -           -          30,603         12,879
Regulatory assets                                                    -            -   1,999,771               -              -
Securitized regulatory assets                                        -            -   1,527,243               -              -
Notes receivable                                                (3,075)           -           -         347,347              -
Assets from risk management and trading activities                   -            -           -          21,725              -
Prepaid pension assets                                               -            -           -               -              -
Other                                                           32,095            -     112,997            (134)         1,762
                                                            ---------------------------------------------------------------------
                                                                29,020                3,640,011         399,541         14,641
                                                            ---------------------------------------------------------------------

TOTAL ASSETS                                                 7,695,099          677  12,548,557       2,071,914         65,063
                                                            =====================================================================


                                                                DTE           SYNDECO         DTE        ELIMINATIONS  DTE ENERGY
                                                               ENERGY          REALTY     ENTERPRISES,         &         COMPANY
                                                            VENTURES, INC.  CORPORATION       INC.         RECLASSES   CONSOLIDATED
                                                            -----------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                          1,649          1,072         4,775              -        54,210
Restricted cash                                                        -              -         1,522              -       130,636
Accounts receivable
  Customer (less allowance for doubtful accounts)                    134            146       348,549            500       876,890
  Accrued unbilled revenues                                            -              -       120,424              -       316,139
  Other                                                            4,636            220       354,232     (1,322,040)      337,904
Inventories
  Fuel and gas                                                         -              -       316,005              -       466,810
  Materials and supplies                                               -              -        20,894              -       162,102
Assets from risk management and trading activities                     -              -       116,303         (3,516)      186,076
Other                                                                  -              -       121,766        (86,358)      180,925
                                                            -----------------------------------------------------------------------
                                                                   6,419          1,438     1,404,470     (1,411,414)    2,711,692
                                                            -----------------------------------------------------------------------
INVESTMENTS
Nuclear decommissioning trust funds                                    -              -             -              -       517,693
Other                                                            129,840          1,335       481,904     (6,843,191)      601,341
                                                            -----------------------------------------------------------------------
                                                                 129,840          1,335       481,904     (6,843,191)    1,119,034
                                                            -----------------------------------------------------------------------

PROPERTY
Property, plant and equipment                                        650         47,180     3,723,998         (6,761)   17,679,272
Less accumulated depreciation, depletion and amortization            (81)        (2,206)   (1,676,981)             -    (7,355,301)
                                                            -----------------------------------------------------------------------
                                                                     569         44,974     2,047,017         (6,761)   10,323,971
                                                            -----------------------------------------------------------------------
OTHER ASSETS
Goodwill                                                               -            546     2,044,804        (21,000)    2,067,832
Regulatory assets                                                      -              -        63,184              -     2,062,955
Securitized regulatory assets                                          -              -             -              -     1,527,243
Notes receivable                                                       -              -       125,034              -       469,306
Assets from risk management and trading activities                     -              -        67,834         (1,767)       87,792
Prepaid pension assets                                                 -              -       180,918              -       180,918
Other                                                                121              7        33,143         22,313       202,304
                                                            -----------------------------------------------------------------------
                                                                     121            553     2,514,917           (454)    6,598,350
                                                            -----------------------------------------------------------------------

TOTAL ASSETS                                                     136,949         48,300     6,448,308     (8,261,820)   20,753,047
                                                            =======================================================================

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
(IN THOUSANDS)

                                                                DTE         DTE GAS                   DTE          WOLVERINE
                                                              ENERGY      RESOURCES,   DETROIT       ENERGY          ENERGY
                                                              COMPANY        INC.      EDISON    RESOURCES, INC. SERVICES, INC.
                                                            -------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                                84,371          197     211,168         298,394          6,717
Accrued interest                                                19,060            -      75,834               4              -
Dividends payable                                               86,965            -      73,858               -              -
Accrued payroll                                                      -            -      27,367          12,727          1,276
Income taxes                                                    98,517       (1,188)          -         120,833        (11,963)
Short-term borrowings                                          181,001            -     100,000         348,449         23,268
Current portion of long-term debt, including capital leases    250,000            -     144,227          19,321              -
Liabilities from risk management and trading activities              -            -         895          54,493              -
Other                                                            9,541            -     342,403          35,778          4,190
                                                            -------------------------------------------------------------------
                                                               729,455         (991)    975,752         889,999         23,488
                                                            -------------------------------------------------------------------

OTHER LIABILITIES
Deferred income taxes                                         (333,141)          66   1,782,951        (183,950)        (1,722)
Regulatory liabilities                                               -            -     254,133               -              -
Asset retirement obligations                                         -            -     818,815          24,619              -
Unamortized investment tax credit                                    -            -     135,287               -              -
Liabilities from risk management and trading activities              -            -           -          16,611              -
Liabilities from transportation and storage contracts                -            -           -               -              -
Accrued pension liability                                            -            -     321,511               -              -
Deferred gains from asset sales                                      -            -           -         310,557              -
Minority interest                                                    -            -           -         156,285              -
Nuclear decommissioning                                              -            -      66,656               -              -
Other                                                                -            -     583,073          (1,600)             -
                                                            -------------------------------------------------------------------
                                                              (333,141)          66   3,962,426         322,522         (1,722)
                                                            -------------------------------------------------------------------

LONG-TERM DEBT
Mortgage bonds, notes and other                              1,694,708            -   3,076,413          59,091              -
Trust Preferred-linked securities                              185,907            -           -               -              -
Securitization bonds                                                 -            -   1,496,221               -              -
Equity-linked debt securities                                  184,524            -           -               -              -
Capital lease obligations                                            -            -      75,047               -              -
                                                            -------------------------------------------------------------------
                                                             2,065,139            -   4,647,681          59,091              -
                                                            -------------------------------------------------------------------


SHAREHOLDER'S EQUITY
Common stock, without par value                              3,026,779        3,651   2,275,535         430,406        109,835
Retained earnings                                            2,337,626       (2,049)    686,087         369,891        (66,527)
Accumulated other comprehensive income (loss)                 (130,759)           -       1,076               5            (11)
                                                            -------------------------------------------------------------------
                                                             5,233,646        1,602   2,962,698         800,302         43,297
                                                            -------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   7,695,099          677  12,548,557       2,071,914         65,063
                                                            ===================================================================


                                                               DTE        SYNDECO        DTE       ELIMINATIONS    DTE ENERGY
                                                              ENERGY       REALTY    ENTERPRISES,        &          COMPANY
                                                             VENTURES   CORPORATION      INC.        RECLASSES    CONSOLIDATED
                                                            --------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                                  324          673      344,333      (320,678)          625,499
Accrued interest                                                    -           63       15,437             -           110,398
Dividends payable                                                   -            -       12,500       (86,358)           86,965
Accrued payroll                                                     -            -        9,710             -            51,080
Income taxes                                                     (841)      (2,295)     (12,138)       (6,190)          184,735
Short-term borrowings                                               -        4,047      703,155      (989,726)          370,194
Current portion of long-term debt, including capital leases         -          363       62,983             -           476,894
Liabilities from risk management and trading activities             -            -      273,294        (3,016)          325,666
Other                                                               -          557      255,337             -           647,806
                                                            --------------------------------------------------------------------
                                                                 (517)       3,408    1,664,611    (1,405,968)        2,879,237
                                                            --------------------------------------------------------------------

OTHER LIABILITIES
Deferred income taxes                                          24,569          340     (299,478)       (1,212)          988,423
Regulatory liabilities                                              -            -      562,774             -           816,907
Asset retirement obligations                                        -            -       22,271             -           865,705
Unamortized investment tax credit                                   -            -       20,391             -           155,678
Liabilities from risk management and trading activities             -            -      157,706        (1,766)          172,551
Liabilities from transportation and storage contracts               -            -      494,427         1,000           495,427
Accrued pension liability                                           -            -       23,006             -           344,517
Deferred gains from asset sales                                     -            -            -           500           311,057
Minority interest                                                   -            -            -             -           156,285
Nuclear decommissioning                                             -            -            -             -            66,656
Other                                                               -          462      182,751      (220,380)          544,306
                                                            --------------------------------------------------------------------
                                                               24,569          802    1,163,848      (221,858)        4,917,512
                                                            --------------------------------------------------------------------

LONG-TERM DEBT
Mortgage bonds, notes and other                                     -       19,864      773,845             -         5,623,921
Trust Preferred-linked securities                             185,907            -      103,093             -           289,000
Securitization bonds                                                -            -            -             -         1,496,221
Equity-linked debt securities                                       -            -            -             -           184,524
Capital lease obligations                                           -            -          615             -            75,662
                                                            --------------------------------------------------------------------
                                                                    -       19,864      877,553             -         7,669,328
                                                            --------------------------------------------------------------------


SHAREHOLDER'S EQUITY
Common stock, without par value                                70,510       18,808    3,174,454    (6,000,715)        3,109,263
Retained earnings                                              (9,665)       5,418     (189,838)     (823,162)        2,307,781
Accumulated other comprehensive income (loss)                  52,052            -     (242,320)      189,883          (130,074)
                                                            --------------------------------------------------------------------
                                                              112,897       24,226    2,742,296    (6,633,994)        5,286,970
                                                            --------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    136,949       48,300    6,448,308    (8,261,820)       20,753,047
                                                            ====================================================================


DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
(IN THOUSANDS)


                                                     DTE                DTE GAS                           International
                                                    Energy            Resources,           Detroit        Transmission
                                                   Company               Inc.               Edison           Company
                                                   -------            ----------           -------        -------------
OPERATING REVENUES                                          -                  -          3,694,881                  -
                                                   ----------         ----------         ----------         ----------

OPERATING EXPENSES
  Fuel, purchased power and gas                             -                  -            938,935                  -
  Operation and maintenance                          (137,289)             3,109          1,352,249                  -
  Depreciation, depletion and amortization                  -                  -            472,582                  -
  Taxes other than income                              (4,279)                 -            257,164                  -
                                                   ----------         ----------         ----------         ----------
      Total Operating Expenses                       (141,568)             3,109          3,020,930                  -
                                                   ----------         ----------         ----------         ----------

OPERATING INCOME                                      141,568             (3,109)           673,951                  -
                                                   ----------         ----------         ----------         ----------

OTHER INCOME AND DEDUCTIONS
  Interest expense                                    184,619                 39            284,007                  -
  Interest income                                     (44,733)                 -             (7,299)                 -
  Minority interest                                         -                  -                  -                  -
  Other income                                       (452,031)                 -            (93,148)                 -
  Other expenses                                       15,000                  -             93,272                  -
                                                   ----------         ----------         ----------         ----------
      Total Other Income and Deductions              (297,145)                39            276,832                  -
                                                   ----------         ----------         ----------         ----------

INCOME BEFORE INCOME TAXES                            438,713             (3,148)           397,119                  -

INCOME TAX PROVISION (BENEFIT)                        (18,586)            (1,114)           144,932                  -
                                                   ----------         ----------         ----------         ----------

INCOME FROM CONTINUING OPERATIONS                     457,299             (2,034)           252,187                  -

INCOME FROM DISCONTINUED OPERATIONS OF ITC,
  NET OF TAX                                           63,523                  -                  -              4,500

CUMULATIVE EFFECT OF ACCOUNTING CHANGE                      -                  -             (5,829)                 -
                                                   ----------         ----------         ----------         ----------

NET INCOME                                            520,822             (2,034)           246,358              4,500
                                                   ==========         ==========         ==========         ==========


                                                       DTE             Wolverine             DTE             Syndeco
                                                      Energy            Energy             Energy             Realty
                                                 Resources, Inc.     Services, Inc.     Ventures, Inc.      Corporation
                                                 ---------------     --------------     --------------      -----------
OPERATING REVENUES                                  1,299,235             39,274                 58             12,831
                                                   ----------         ----------         ----------         ----------

OPERATING EXPENSES
  Fuel, purchased power and gas                        (3,458)                 -                  -                  -
  Operation and maintenance                         1,302,189             59,998                946             11,904
  Depreciation, depletion and amortization             92,329              1,681                 26              1,014
  Taxes other than income                              18,536                  -                 60                758
                                                   ----------         ----------         ----------         ----------
      Total Operating Expenses                      1,409,596             61,679              1,032             13,676
                                                   ----------         ----------         ----------         ----------

OPERATING INCOME                                     (110,361)           (22,405)              (974)              (845)
                                                   ----------         ----------         ----------         ----------

OTHER INCOME AND DEDUCTIONS
  Interest expense                                     23,040                473                  -              2,023
  Interest income                                     (16,614)               (31)                (6)              (307)
  Minority interest                                   (91,000)                 -                  -                  -
  Other income                                         (2,901)                 -             12,839                  -
  Other expenses                                         (280)                 -                  -                  -
                                                   ----------         ----------         ----------         ----------
      Total Other Income and Deductions               (87,755)               442             12,833              1,716
                                                   ----------         ----------         ----------         ----------

INCOME BEFORE INCOME TAXES                            (22,606)           (22,847)           (13,807)            (2,561)

INCOME TAX PROVISION (BENEFIT)                       (252,227)            (8,017)            (4,899)              (886)
                                                   ----------         ----------         ----------         ----------

INCOME FROM CONTINUING OPERATIONS                     229,621            (14,830)            (8,908)            (1,675)

INCOME FROM DISCONTINUED OPERATIONS OF ITC,
  NET OF TAX                                                -                  -                  -                  -

CUMULATIVE EFFECT OF ACCOUNTING CHANGE                 (6,339)                 -                  -                  -
                                                   ----------         ----------         ----------         ----------

NET INCOME                                            223,282            (14,830)            (8,908)            (1,675)
                                                   ==========         ==========         ==========         ==========


                                                      DTE            Eliminations         DTE Energy
                                                 Enterprises,             &                 Company
                                                     Inc.             Reclasses          Consolidated
                                                 ------------        ------------        ------------
OPERATING REVENUES                                  2,177,049           (182,406)         7,040,922
                                                   ----------         ----------         ----------

OPERATING EXPENSES
  Fuel, purchased power and gas                     1,470,578           (165,141)         2,240,914
  Operation and maintenance                           455,443            (16,766)         3,031,783
  Depreciation, depletion and amortization            119,364                  -            686,996
  Taxes other than income                              62,035                  -            334,274
                                                   ----------         ----------         ----------
      Total Operating Expenses                      2,107,420           (181,907)         6,293,967
                                                   ----------         ----------         ----------

OPERATING INCOME                                       69,629               (499)           746,955
                                                   ----------         ----------         ----------

OTHER INCOME AND DEDUCTIONS
  Interest expense                                     97,994            (45,896)           546,299
  Interest income                                     (13,983)            45,885            (37,088)
  Minority interest                                         -                  -            (91,000)
  Other income                                        (54,496)           451,601           (138,136)
  Other expenses                                        1,776                  -            109,768
                                                   ----------         ----------         ----------
      Total Other Income and Deductions                31,291            451,590            389,843
                                                   ----------         ----------         ----------

INCOME BEFORE INCOME TAXES                             38,338           (452,089)           357,112

INCOME TAX PROVISION (BENEFIT)                         17,885                  -           (122,912)
                                                   ----------         ----------         ----------

INCOME FROM CONTINUING OPERATIONS                      20,453           (452,089)           480,024

INCOME FROM DISCONTINUED OPERATIONS OF ITC,
  NET OF TAX                                                -                  -             68,023

CUMULATIVE EFFECT OF ACCOUNTING CHANGE                (15,534)               477            (27,225)
                                                   ----------         ----------         ----------

NET INCOME                                              4,919           (451,612)           520,822
                                                   ==========         ==========         ==========

DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
DECEMBER 31, 2003
(IN THOUSANDS)


                                                           DTE            DTE            DTE GAS                      INTERNATIONAL
                                                          ENERGY        ENERGY          RESOURCES,       DETROIT      TRANSMISSION
                                                         COMPANY        TRUST I            INC.           EDISON         COMPANY
                                                        ----------    ----------       ----------       ----------    -------------
Retained earnings (deficit) at December 31, 2002         2,162,182          (192)               -          735,129          55,962

Net income (loss)                                          520,822             -           (2,034)         246,358           4,500

Other                                                     (345,378)          192              (15)        (295,400)        (60,462)
                                                        ----------    ----------       ----------       ----------      ----------

Retained earnings (deficit) at December 31, 2003         2,337,626             -           (2,049)         686,087               -
                                                        ==========    ==========       ==========       ==========      ==========

                                                            DTE             WOLVERINE            DTE            SYNDECO
                                                           ENERGY             ENERGY            ENERGY           REALTY
                                                       RESOURCES, INC.     SERVICES, INC.    VENTURES, INC.    CORPORATION
                                                       ---------------     --------------    --------------    -----------
Retained earnings (deficit) at December 31, 2002           444,215            (51,613)            (5,646)           7,094

Net income (loss)                                          223,282            (14,830)            (8,908)          (1,675)

Other                                                     (297,606)               (84)             4,889               (1)
                                                        ----------         ----------         ----------       ----------

Retained earnings (deficit) at December 31, 2003           369,891            (66,527)            (9,665)           5,418
                                                        ==========         ==========         ==========       ==========

                                                            DTE            ELIMINATIONS       DTE ENERGY
                                                        ENTERPRISES,            &              COMPANY
                                                            INC.            RECLASSES        CONSOLIDATED
                                                        ------------       ------------      ------------
Retained earnings (deficit) at December 31, 2002          (130,691)        (1,084,804)         2,131,636

Net income (loss)                                            4,919           (451,612)           520,822

Other                                                      (64,066)           713,254           (344,677)
                                                        ----------         ----------         ----------

Retained earnings (deficit) at December 31, 2003          (189,838)          (823,162)         2,307,781
                                                        ==========         ==========         ==========


                                                                       EXHIBIT B

An organizational chart showing the relationship of each EWG and foreign utility company to associate companies in the holding company system.

An organizational chart of DTE River Rouge No. 1, L.L.C.

                               DTE ENERGY COMPANY

                           DTE ENERGY RESOURCES, INC.

                              DTE GENERATION, INC.

                          DTE RIVER ROUGE NO. 1, L.L.C.

An organizational chart of DTE Georgetown, L.P.

                               DTE ENERGY COMPANY

                           DTE ENERGY RESOURCES, INC.

                            DTE ENERGY SERVICES, INC.

                          DTE GEORGETOWN HOLDINGS, INC.

                              DTE GEORGETOWN, L.P.

An organizational chart of Metro Energy, L.L.C.

                               DTE ENERGY COMPANY

                              DTE ENTERPRISES, INC.

                           MCN ENERGY ENTERPRISES INC.

                                MCN POWER COMPANY

                              METRO ENERGY, L.L.C.

An organizational chart of Crete Energy Venture, LLC

                               DTE ENERGY COMPANY

                           DTE ENERGY RESOURCES, INC.

                            DTE ENERGY SERVICES, INC.

                           POWER ENERGY PARTNERS, LLC

                            CRETE ENERGY VENTURE, LLC

An organizational chart of DTE East China, L.L.C.

                               DTE ENERGY COMPANY

                           DTE ENERGY RESOURCES, INC.

                            DTE ENERGY SERVICES, INC.

                               DTE EAST CHINA, LLC

An organizational chart of Bhote Koshi Power Company Private Limited.

                               DTE ENERGY COMPANY

                              DTE ENTERPRISES, INC.

                           MCN ENERGY ENTERPRISES INC.

                          MCN INTERNATIONAL CORPORATION

                       MCNIC NEPAL LIMITED OF GRAND CAYMAN

                               PANDA BHOTE KOSHI

                                 PANDA OF NEPAL

                   BHOTE KOSHI POWER COMPANY PRIVATE LIMITED

                                       26